Synsorb Biotech Inc.

Synsorb Makeover…To Become a New Oil And Gas Entity.

Calgary Alberta, January 6, 2003.  Synsorb Biotech Inc. (“Synsorb”) (SYB – Toronto Stock Exchange) announces today that it has entered into an agreement with a small investor group led by David Tuer, that will see the former pharmaceutical research company transformed into an oil and gas enterprise.  If approved by shareholders, Synsorb will issue approximately $3.5 million of secured debentures together with 5.5 million common share purchase warrants with 5.5 million associated voting preferred shares attached thereto.  If all conversion rights are exercised, the Tuer-led group will own approximately 45% of the common shares of Synsorb. Mr. Tuer has been appointed as the Chairman and Chief Executive Officer of Synsorb.

Mr.Tuer is a petroleum engineer who last served as the President and Chief Executive Officer of PanCanadian Petroleum Ltd. Under Mr. Tuer’s leadership PanCanadian grew from a market capitalization of $5.5 billion to $10 billion in six years and emerged from control by Canadian Pacific Limited to become a fully independent entity traded on the Toronto and New York stock exchanges.

Mr. Tuer commented that: “I am very excited about the opportunity to build a full cycle oil and gas company from the ground floor. The attributes of Synsorb and the timing in the Canadian oil and gas industry will allow me to bring together a strong management team and aggressively pursue new investment opportunities. It is expected that the company will undergo a name change to be proposed within a management information circular to be mailed out following due diligence. The company's business strategy will have a dual focus on exploration and development, combined with an aggressive acquisition strategy with a particular focus on natural gas opportunities.”

Gerry Quinn, the outgoing chairman of Synsorb, said: “This is an excellent opportunity for the Synsorb shareholders. We are extremely fortunate to have an individual with David Tuer’s business experience and track record lead Synsorb along a promising new path.”

The transaction is subject to shareholder approval, with all of the directors and a significant shareholder having agreed to vote in favor of the transaction. All option holders, holding in the aggregate options to acquire 275,000 common shares at $0.70 per share, have agreed to exercise their options prior to completion of the transaction.  Synsorb has agreed to pay a non-completion fee if the transaction is not completed under certain conditions. Synsorb has agreed to terminate discussion with other parties and will not solicit any other proposals. The Board of Directors will recommend that shareholders  vote in favour of the proposed transaction.

Completion of the transaction is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange, and execution of definitive documentation following completion of the investor group's due diligence reviews by no later than January 31, 2003. This transaction cannot close until the required shareholder approval is obtained.  Synsorb has advised the investor group that it expects to be in a position to settle the current class action suits against it at little or no cost to Synsorb.

There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Synsorb should be considered highly speculative.  Neither the Toronto Stock Exchange nor the TSX Venture Exchange has approved or disapproved the information contained herein.

Forward-Looking Statements.  The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Synsorb's control, including: the impact of general economic conditions in the U.S. and Canada, fluctuations in product prices and in foreign exchange or interest rates, industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, stock market volatility and market valuations of companies with respect to the announced transactions, and the final valuations thereof, and obtaining required approvals of regulatory authorities. Synsorb’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that Synsorb will derive therefrom.

For further information, please contact Jim Silye (Synsorb Biotech Inc.) at (403) 263-3653 or Jane Johnson, Executive Assistant to David Tuer, at (403) 294-0067.